CUSIP No. 855716106	Page 1 of 28

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

STATE BANCORP, INC.
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

855716106
(CUSIP Number)

Mr. John W. Palmer
PL Capital LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 855716106	Page 2 of 28

1		NAMES OF REPORTING PERSONS Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 245,797
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 245,797

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 3 of 28

1		NAMES OF REPORTING PERSONS Financial Edge —Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 123,296
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 123,296

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 4 of 28

1		NAMES OF REPORTING PERSONS Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 134,072
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 134,072

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 5 of 28

1		NAMES OF REPORTING PERSONS PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 554,836
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 554,836

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 6 of 28

1		NAMES OF REPORTING PERSONS Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 134,072
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 134,072

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 7 of 28

1		NAMES OF REPORTING PERSONS PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 697,390
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 697,390

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 8 of 28

1		NAMES OF REPORTING PERSONS John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 100
BENEFICIALLY OWNED	8	SHARED VOTING POWER 701,990
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 100
PERSON WITH	10	SHARED DISPOSITIVE POWER 701,990

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 855716106	Page 9 of 28

1		NAMES OF REPORTING PERSONS Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 701,990
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 701,990

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 855716106	Page 10 of 28

1		NAMES OF REPORTING PERSONS PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 13,082
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,082

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than One Percent
14		TYPE OF REPORTING PERSON CO

CUSIP No. 855716106	Page 11 of 28

1		NAMES OF REPORTING PERSONS PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 181,143
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 181,143

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 12 of 28

1		NAMES OF REPORTING PERSONS Advance Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,600
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,600

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than One Percent
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 13 of 28

1		NAMES OF REPORTING PERSONS Peter Cocoziello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,600
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,600

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than One Percent
14		TYPE OF REPORTING PERSON IN

CUSIP No. 855716106	Page 14 of 28

1		NAMES OF REPORTING PERSONS Padco Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,600
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,600

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than One Percent
14		TYPE OF REPORTING PERSON CO

CUSIP No. 855716106	Page 15 of 28

Item 1.	Security and Issuer

        This amended Schedule 13D/A relates to the common stock, par value $5.00 per share (“Common Stock”), of State Bancorp, Inc. (the “Company” or “State Bancorp”). The address of the principal executive offices of the Company is 699 Hillside Avenue, New Hyde Park, NY 11040-2512.

Item 2.	Identity and Background

        This amended Schedule 13D/A is being filed jointly by the parties identified below. All of the filers of this amended Schedule 13D/A are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group was previously filed as Exhibit 1 to the initial Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and as individuals;

•	Padco Management Corp., a New Jersey corporation (“Padco”), the Managing Member of Advance Capital Partners;

CUSIP No. 855716106	Page 16 of 28

•	Advance Capital Partners, LLC, a New Jersey limited liability company (“Advance Capital Partners”); and

•	Mr. Peter Cocoziello, as President of Padco, which is the Managing Member of Advance Capital Partners.

        (a)-(c)     This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Advance Capital Partners, Padco and Mr. Cocoziello is 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. Advance Capital Partners and Padco are engaged in various interests including real estate investment and other investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        The principal employment of Mr. Cocoziello is real estate development and investment with Advance Realty Group, LLC, a real estate development and investment firm headquartered at 1430 State Highway 206, Suite 100, Bedminster, NJ 07921.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 855716106	Page 17 of 28

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 703,090 shares of Common Stock of the Company acquired at an aggregate cost of $11,145,993.

        The amount of funds expended by Financial Edge Fund to acquire the 245,797 shares of Common Stock it holds in its name is $3,895,070. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 123,296 shares of Common Stock it holds in its name is $1,950,156. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 181,143 shares of Common Stock it holds in its name is $2,873,690. Such funds were provided from Focused Fund’s available capital and margin provided by Bear Stearns Securities Corp. (“Bear Stearns”) on that firm’s usual terms and conditions.

        The amount of funds expended by PL Capital Offshore to acquire the 13,082 shares of Common Stock it holds in its name is $209,855. Such funds were provided from PL Capital Offshore’s available capital and margin provided by Bear Stearns on its usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 134,072 shares of Common Stock it holds in its name is $2,126,425. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Advance Capital Partners to acquire the 4,600 shares of Common Stock it holds in its name is $74,244. Such funds were provided from Advance Capital Partner’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 100 shares of Common Stock he holds in his name is $1,508. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 1,000 shares of Common Stock he holds in his name is $15,045. Such funds were provided from Mr. Lashley’s personal funds.

CUSIP No. 855716106	Page 18 of 28

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s second amendment to its initial Schedule 13D filing. The PL Capital Group owns 5.1% of State Bancorp. The PL Capital Group acquired the Common Stock because it believes the stock of State Bancorp is undervalued.

        On April 12, 2007, PL Capital Group member Richard Lashley sent a letter to the members of State Bancorp’s Board of Directors, a copy of which is attached to this amended Schedule 13D/A as Exhibit 6.

        The PL Capital Group plans to closely monitor its investment in the Company, including communicating with members of the Company’s management team and Board of Directors from time to time.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this amended Schedule 13D/A, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of this amended Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 855716106	Page 19 of 28

Item 5.	Interest in Securities of the Company

        The percentages used in this amended Schedule 13D/A were calculated based on 13,660,664 outstanding shares of Common Stock on March 16, 2007, as reported in State Bancorp’s 2007 Proxy Statement filed with the Securities and Exchange Commission on March 27, 2007.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total Proceeds/(Cost)($)

2007-02-21	(762)	22.21	16,908

2007-02-26	(6,390)	22.01	140,537

2007-03-05	(701)	21.66	15,169

2007-03-12	(1,965)	21.69	42,575

2007-03-15	(100)	21.62	2,160

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total Proceeds/(Cost)($)

2007-02-26	(5,000)	22.01	109,966

2007-03-02	(725)	21.69	15,710

2007-03-06	(900)	21.65	19,466

2007-03-14	(1,201)	21.62	25,942

CUSIP No. 855716106	Page 20 of 28

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made no purchases or sales of Common Stock in the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore made no purchases or sales of Common Stock in the past 60 days.

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

CUSIP No. 855716106	Page 21 of 28

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total Proceeds/(Cost)($)

2007-02-26	(5,000)	22.01	109,966

2007-03-01	(1,007)	21.70	21,831

2007-03-09	(359)	21.21	7,606

2007-03-13	(1,165)	21.61	25,153

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

CUSIP No. 855716106	Page 22 of 28

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(I)	Mr. John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days.

(J)	Mr. Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days.

(K)	Advance Capital Partners

(a)-(b)	See cover page.

(c)	Advance Capital Partners has made no purchases or sales of Common Stock in the past 60 days.

(L)	Padco Management

(a)-(b)	See cover page.

(c)	Padco has made no purchases or sales of Common Stock directly.

(d)	Padco is the Managing Member of Advance Capital Partners and it has the power to direct the affairs of Advance Capital Partners. Therefore, Padco may be deemed to share with Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

CUSIP No. 855716106	Page 23 of 28

(M)	Mr. Peter Cocoziello

(a)-(b)	See cover page.

(c)	Mr. Cocoziello has made no purchases or sales of Common Stock directly.

(d)	Mr. Cocoziello is the President of Padco, which is the Managing Member of Advance Capital Partners and he has the power to direct the affairs of Padco and Advance Capital Partners. Therefore, Mr. Cocoziello may be deemed to share with Padco and Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, and Advance Capital Partners, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Advance Capital Partners, PL Capital is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        In connection with the private placement described above, Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, among others, entered into (1) a Subscription Agreement (the “Subscription Agreement”) pursuant to which, among other things, they purchased 123,750 shares of Common Stock at $16.75 per share, as more particularly set forth and described in the Form of Subscription Agreement, which was attached to Amendment No. 1 to the Schedule 13D as Exhibit 4, and (2) a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, they and the Company agreed to the terms under which the Company will register the shares of Common Stock issued under the Subscription Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Form of Registration Rights Agreement, which was attached to Amendment No. 1 to the Schedule 13D as Exhibit 5.

        The descriptions of the Subscription Agreement and the Registration Rights Agreement set forth in this amended Schedule 13D/A are qualified in their entirety by reference to the complete form agreements governing such matters, each of which is incorporated by reference in this amended Schedule 13D/A.

CUSIP No. 855716106	Page 24 of 28

        Other than the foregoing agreements and the Joint Filing Agreement previously filed as Exhibit 1 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this amended Schedule 13 D/A and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.*
2	Letter from PL Capital to Compensation Committee of the Company dated November 14, 2006.*
3	Letter from the Company to PL Capital dated December 11, 2006.*
4	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K of State Bancorp, Inc. dated December 21, 2006).*
5	Form of Regsitration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Form 8-K of State Bancorp, Inc. dated December 21, 2006).*
6	Letter from PL Capital Group principal Richard Lashley to members of the State Bancorp Board of Directors dated April 11, 2007.

* Previously filed.

CUSIP No. 855716106	Page 25 of 28

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 855716106	Page 26 of 28

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director
GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 855716106	Page 27 of 28

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
ADVANCE CAPITAL PARTNERS, LLC
By: Padco Management Corp.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President
PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

CUSIP No. 855716106	Page 28 of 28

By: /s/ John W. Palmer
       John W. Palmer

By: /s/ Richard J. Lashley
       Richard J. Lashley

By: /s/ Peter Cocoziello
       Peter Cocoziello

[PL CAPITAL, LLC LOGO]

20 EAST JEFFERSON AVENUE	466 SOUTHERN BOULEVARD
SUITE 22	ADAMS BUILDING
NAPERVILLE, ILLINOIS 60540	CHATHAM, NJ 07928
TEL: (630) 848-1340	TEL: (973) 360-1666
FAX: (630) 848-1342	FAX: (973) 360-1720

April 11, 2007

The Board of Directors
State Bancorp, Inc.
699 Hillside Avenue
New Hyde Park, NY 11040

Dear Members of the Board:

The recently issued State Bancorp, Inc. (STBC) proxy statement, STBC Annual Report/Form10-K, and Form 8-K filed March 27, 2007, describe several matters and issues that raise concerns about the Board of Directors oversight of STBC’s management.

OVER $100 MILLION OF LOSSES HAVE OCCURRED ON YOUR WATCH

In the past five years, State Bancorp, Inc.’s shareholders suffered through a tumultuous series of adverse events that have caused a tremendous destruction of shareholders’ equity and shareholder value, including:

•	Over $100 million lost from 2002 to 2006 in the Island Mortgage litigation
•	$10 million accrued in 2006 for likely settlements of New York state tax issues

To put these costs in perspective, State Bancorp, Inc. (STBC) only had $76 million in stockholders’ equity at December 31, 2001.

In addition to the direct costs of the Island Mortgage litigation, further dilution of shareholder value occurred as a result of: (1) $20 million of debt raised by the holding company and used to recapitalize State Bank, and (2) $36 million in common equity raised to recapitalize STBC. Undoubtedly, this litigation also distracted management and caused missed business opportunities.

STBC MAY BE SUBJECT TO AN ENFORCEMENT ACTION

The recently issued STBC 10-K notes that, “We May be Subject to Enforcement Actions Resulting From the Payment of the Dividend on Our Common Stock.” Apparently, STBC’s payment of the June 2006 dividend, funded with borrowed money, may be considered an “unsafe and unsound banking practice” under existing Federal Reserve Board regulations. On several occasions in the first half of 2006, I asked CFO Brian Finneran or Investor Relations contact Deborah Kendric, how it was possible that the banking regulators were allowing STBC to pay a dividend, given its undercapitalization. I was told that the dividend payment was not a regulatory issue since STBC had been historically profitable (excluding the litigation) and expected to be profitable in the future.

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You may also recall that it was only after repeated phone calls from me, pointing out STBC’s miscalculation of its regulatory capital, that STBC was forced to admit the capital miscalculation error, leading to the restatement of the bank’s regulatory call reports and the need to raise more capital. Similarly, I now have doubts that the regulators were consulted on, or approved, the June 2006 dividend.

Did you or anyone else on the board question how a regulated entity that had just accrued a pretax loss of $74 million, was able to pay a common stock dividend using borrowed money? Did the company receive a regulatory or legal opinion or advice on this issue? Ignoring the question of the business judgment of paying a dividend at that time, the board had an obligation to inquire as to whether it was even permissible. I hope the board had sufficient documentation to support the declaration and payment of the June 2006 dividend.

THE BOARD PAID BONUSES TO THE TOP 5 EXECUTIVES FOR 2006, IN VIOLATION OF THE BOARD’S OWN INCENTIVE AWARD POLICY

We are rehashing the trials and tribulations of 2006 because we were disappointed to read in STBC’s 2007 proxy statement that the Board of Directors PAID $561,000 IN BONUSES FOR 2006 TO STBC’S TOP 5 EXECUTIVES. On top of violating notions of accountability and responsibility, these bonuses were paid in direct violation of the Board Compensation Committee’s previously adopted Incentive Award Plan. That plan appropriately based incentive awards on specific objective targets for Return on Equity (ROE) and Earnings per Share (EPS). However, the proxy disclosed that the Compensation Committee and the board decided that in 2006 “these measures were not useful in evaluating Company wide performance.” Why bother having a set of objective criteria when it will be ignored as soon as the criteria are not met?

ACCOUNTABILITY

Who exactly did the board hold accountable for the past few years’ losses? No one in senior management was fired to my knowledge. Senior management received annual salary increases every year. Senior executives were rewarded with bonuses for 2006. No board members or senior executives resigned because of these losses and management failures. Board members did not take any pay cuts or give back any stock awards. Shareholders incurred over $100 million in pretax losses while the board and management paid themselves as if it was business as usual. If we are wrong, please inform us specifically how the board held itself and management accountable?

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You may feel is unfair to blame management for the Island Mortgage litigation losses. However, this was not an act of god. State Bank willingly engaged in its relationship with Island Mortgage over a long period of time. After a lengthy trial, a jury found STBC culpable and the judge did not overturn the verdict. Whether management’s sins are of commission or omission, or failures in oversight or foresight, the actions that lead to these losses occurred while this management team was in charge. This management team also chose not to pursue, or failed to achieve, a settlement at the onset of litigation when it likely could have been settled so much less expensively. This management team paid huge legal bills over an extended period, without any success in the courtroom or in settlement discussions. I have a feeling that if Tom O’Brien was not hired, the legal bills would still be piling up and management would still be paralyzed by this litigation.

VOLUNTARY EXIT WINDOW PROGRAM

Recently, STBC announced a Voluntary Exit Window Program, which provides significant financial incentives to encourage eligible officers and employees, including CEO Thomas Goldrick, Vice Chairman Daniel Rowe and Vice Chairman Richard Merzbacher, to retire or resign.

With regard to CEO Thomas Goldrick, why is STBC paying him 105% of his salary to leave, when he previously announced he was retiring in December 2007? We also have concerns as to why it was necessary for him to remain in place long after a reasonable transition period with Mr. O’Brien. In short, Mr. Goldrick does not need to be “incented” to leave since he previously announced he was leaving.

With regard to Messrs. Rowe and Merzbacher, we do not object to a reasonable payment to them to retire or resign early because they do not have an employment agreement.

We also believe that Messrs. Goldrick, Rowe and Merzbacher should resign from the board of directors. The STBC board is already large, and contains four non-independent insiders. In our opinion good corporate governance practices would remove all three from the board. Under existing listing and regulatory standards, non-independent board members cannot fully contribute to the board since non-independent board members are restricted in several important ways (cannot serve on several key board committees, etc.) It is not good corporate governance to have that many insiders (or former insiders) on the board, since their lack of objectivity and independence may complicate the board’s effectiveness. We also believe the board would benefit from a fresh perspective.

THE BOARD SHOULD ADOPT A STRICT POLICY BANNING ALL RELATED PARTY TRANSACTIONS

Most corporate governance experts advise boards not to engage in transactions with related parties. These transactions have a taint regardless of the circumstances, resulting in heightened scrutiny and concern by shareholders and regulators. In that regard, we recommend that the board adopt a policy to forbid any new related party transactions from occurring and phase out ALL existing related party transactions by no later than the end of 2007. For example, we can think of no reason for CEO Thomas Goldrick’s son’s carpet cleaning company to have the contract to clean the STBC branches. If the contract is truly market rate, as represented in the proxy, then finding a new service provider should not be a problem. The existing branch lease with a company owned by Director Jeffrey Wilks father-in-law is more problematic, since the branch cannot be moved easily and the lease is long term. The annual meeting should not be held at the New Hyde Park Inn (where STBC Director Ms. Rueck is an employee). Any other related party transactions not disclosed in the proxy should similarly be terminated.

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PL CAPITAL DECIDED NOT TO RUN FOR BOARD SEATS THIS YEAR BECAUSE OF THE HIRING OF MR. O’BRIEN, A DECISION WE WILL REVISIT LATER IN 2007 (FOR 2008) ONCE WE SEE HOW THE BOARD RESPONDS TO STBC’S ONGOING CHALLENGES

While we are very supportive of Mr. O’Brien and strongly believe he is the right person for the job, the board’s actions (and inactions) lead us to believe that changes may be needed in the boardroom to facilitate STBC’s transition to a high performing bank.

For the record, in this year’s election we plan to vote to WITHHOLD on:

•	Mr. Daniel Rowe (non-independent board member; took a bonus for 2006; executive in charge of the municipal finance business — a business which caused STBC to be in the headlines recently with regard to the Nassau County County Clerk’s office audit)
•	Mr. Arthur Dulik (Compensation Committee member--approved bonuses to top executives for 2006)
•	Mr. Gerard McKeon (Compensation Committee member--approved bonuses to top executives for 2006)
•	Mr. Joseph Munson (Compensation Committee member--approved bonuses to top executives for 2006)

STBC faces significant challenges. The normalized efficiency ratio (excluding litigation expenses) has been stuck in the mid 60%‘s for the past 5 years. Based upon our projections, it will take $7 to $10 million of combined pretax revenue enhancements and cost savings to reach STBC’s stated goal of 55%. Core deposits shrank in 2006 and the net interest margin is projected to shrink again in 2007. The board needs a renewed sense of urgency and accountability. STBC is still a work in progress. Much more work needs to be done.

Please feel free to call me (973-360-1666) or John Palmer (630-848-1340) with questions or comments.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal